# MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements and Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

**MEREDITH SAVINGS AND INVESTMENT PLAN**

**Table of Contents**

| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Statements of Net Assets Available for Benefits | 2 |
| Statements of Changes in Net Assets Available for Benefits | 3 |
| Notes to Financial Statements | 4 |

**Schedule**

| | | |
|---|---|---|
| 1 | Item 27a – Schedule of Assets Held for Investment Purposes | 7 |



2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

**Independent Auditors' Report**

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Meredith Savings and Investment Plan taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Des Moines, Iowa
June 6, 2003



# MEREDITH SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

|  | | 2002 | 2001 |
|---|---|---|---|
| Assets: | | | |
| Investments: | | | |
| Meredith Corporation Common and Class B stock (note 2) | $ | 34,831,557 | 34,477,084 |
| Managed variable return funds | | 106,269,016 | 118,798,951 |
| Total investments | | 141,100,573 | 153,276,035 |
| Receivable | | 1,585 | — |
| Net assets available for benefits (note 3) | $ | 141,102,158 | 153,276,035 |

See accompanying notes to financial statements.

# MEREDITH SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

|  | | 2002 | 2001 |
|---|---|---|---|
| Income: | | | |
| Contributions: | | | |
| Employer | $ | 4,607,077 | 4,604,198 |
| Employee | | 11,556,309 | 10,699,466 |
| | | 16,163,386 | 15,303,664 |
| Investment income: | | | |
| Dividends | | 665,513 | 1,058,835 |
| Interest | | 252,369 | 14,556 |
| | | 917,882 | 1,073,391 |
| Net unrealized depreciation in investments during the year | | (14,851,852) | (7,210,259) |
| Total income | | 2,229,416 | 9,166,796 |
| Expenses: | | | |
| Benefits and withdrawals paid to employees | | 14,331,390 | 27,470,475 |
| Management fees | | 71,903 | 98,070 |
| Total expenses | | 14,403,293 | 27,568,545 |
| Decrease in net assets available for benefits | | (12,173,877) | (18,401,749) |
| Net assets available for benefits: | | | |
| Beginning of year | | 153,276,035 | 171,677,784 |
| End of year | $ | 141,102,158 | 153,276,035 |

See accompanying notes to financial statements.

**(1) Summary of Significant Accounting Policies**

*(a) Basis of Presentation*

The accompanying financial statements of the Meredith Savings and Investment Plan (the Plan) have been prepared on an accrual basis and are subject to the provisions of the Employee Retirement Income Security Act of 1974.

*(b) Description of Plan and Plan Changes*

The following brief description of the Plan provides general information only. Participants should refer to the Plan Document for more complete information.

On a pre-tax basis, employees may contribute a maximum of 50% of their compensation to the Plan, subject to certain limitations. Meredith Corporation (the Company) matches 100% of the first 3% of a participant's eligible compensation contributed to the Plan and 50% of the next 2% of a participant's eligible compensation contributed to the Plan. Company matching contributions are invested in the same investment options as the employee contributions.

In November 2002, Principal Financial Group became the Plan Trustee; prior to that date, the Trustee was Wells Fargo Bank Minnesota, N.A. As a result of the change in Trustee, the investment options available to Plan participants were modified.

*(c) Plan Administration and Management*

The Plan is administered by the Meredith Savings and Investment Plan Committee, whose members are appointed by certain officers of the Company under authority granted by the board of directors. Under terms of a trust agreement, the trustee receives contributions, invests and safekeeps such contributions and investment income thereon, and makes distributions, all in accordance with the terms of the Plan.

Fund management fees are deducted from the applicable funds. Other administrative costs, such as audit fees and certain investment management fees, are paid directly by the Company.

*(d) Investment Valuation*

Investments in the Company's common and Class B stock and managed variable return funds are stated at fair value.

Securities transactions are accounted for on the trade date.

**(2) Investments**

Through August 31, 1998, investments in common stock of the Company were purchased directly from the Company at a price per share equal to the lower of the month-end closing price or the average daily closing price for the calendar month of the Company's shares as reported in the New York Stock Exchange (NYSE) composite transactions. Since September 1, 1998, common stock of the Company has been purchased at the daily closing price as reported in the NYSE composite. This change to unitized accounting was necessary as participants can change investment options or perform transfers daily. No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company's common stock on a one-to-one basis.

The Plan held shares of the Company's common stock and Class B stock at December 31, 2002 and 2001 as follows:

|  | 2002 | 2001 |
|---|---|---|
| Common stock shares | 809,508 | 898,883 |
| Class B shares | 41,382 | 58,190 |

The market value of the Company's common and Class B stock as reported in the NYSE composite transactions was $41.11 per share at December 31, 2002 and $35.65 per share at December 31, 2001. Included in the carrying value of common and Class B stock is cost of $11,856,919 and $13,202,362 at December 31, 2002 and 2001, respectively, and unrealized appreciation of $22,974,638 and $21,274,722 at December 31, 2002 and 2001, respectively.

The fair value of individual investments that represent 5% or more of the Plan's assets at December 31, 2002 and 2001 were as follows:

|  | 2002 | 2001 |
|---|---|---|
| Meredith Common and Class B Stock | $ 34,831,557 | 34,477,084 |
| Principal Large-Cap Stock Index | 24,000,821 | — |
| Principal Partners Large-Cap Blend | 16,498,819 | — |
| T-Rowe Price Small-Cap Stock Fund | 8,529,387 | — |
| Vanguard Institutional Index Fund | — | 32,847,703 |
| Vanguard Total Bond Market Index Fund | 10,125,189 | — |
| Wells Fargo: |  |  |
| Diversified Equity Fund | — | 21,401,543 |
| Small Company Growth Fund | — | 11,841,560 |
| Stable Return Fund | 30,388,062 | 24,009,767 |

**(3) Plan Benefits and Termination**

Participants are immediately vested in their contributions and the Company's matching contribution to the Plan.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

(Continued)

**(4)    Income Taxes**

The Company received a tax determination letter dated January 17, 2002 from the Internal Revenue Service which states that the Plan qualifies under the provisions of Sections 401(a) and 501(a) of the Internal Revenue Code and is exempt from federal income taxes. Continued qualification of the Plan will depend on operation of the Plan in compliance with the Internal Revenue Code.

Participating employees are not obligated for income taxes until distributions are made to them and then only to the extent that such distributions, including the effect, if any, of "net unrealized appreciation," exceed their after-tax contributions, if applicable.

**MEREDITH SAVINGS AND INVESTMENT PLAN**

Item 27a – Schedule of Assets Held for Investment Purposes

December 31, 2002 and 2001

| Identity | Shares | | Fair value |
|---|---|---|---|
| 2002: | | | |
| Meredith Corporation*: | | | |
|   Common stock shares | 809,508 | $ | 33,130,347 |
|   Class B shares | 41,382 | | 1,701,210 |
| Principal Funds*: | | | |
|   Bond & Mortgage | | | 667,220 |
|   Large-Cap Stock Index | | | 24,000,821 |
|   Life Time 2010 | | | 1,311,318 |
|   Life Time 2020 | | | 270,118 |
|   LifeTime 2030 | | | 5,337,231 |
|   LifeTime 2040 | | | 35,873 |
|   LifeTime 2050 | | | 29,953 |
|   LifeTime Str Inc | | | 33,061 |
| Principal Partners Funds*: | | | |
|   Large-Cap Blend | | | 16,498,819 |
|   Mid-Cap Blend | | | 3,418,463 |
| Putnam International Growth A | | | 5,623,501 |
| T. Rowe Price Small-Cap Stock | | | 8,529,387 |
| Vanguard Total Bond Market Index | | | 10,125,189 |
| Wells Fargo Stable Return | | | 30,388,062 |
| | | $ | 141,100,573 |
| | | | |
| 2001: | | | |
| Frank Russell Fixed Income | | $ | 7,093,454 |
| Janus Overseas | | | 7,098,324 |
| Meredith Corporation*: | | | |
|   Common stock shares | 898,883 | | 32,382,679 |
|   Class B shares | 58,190 | | 2,094,405 |
| MFS Capital Opportunities | | | 3,184,989 |
| Morgan Stanley Dean Witter: | | | |
|   MAS Mid Cap Value | | | 4,288,945 |
| Premixed Option A | | | 857,155 |
| Premixed Option B | | | 6,175,511 |
| Vanguard Institutional Index | | | 32,847,703 |
| Wells Fargo Funds*: | | | |
|   Diversified Equity | | | 21,401,543 |
|   Small Company Growth | | | 11,841,560 |
|   Stable Return | | | 24,009,767 |
| | | $ | 153,276,035 |

\* Party-in-interest

See accompanying independent auditors' report.